 As filed with the Securities and Exchange Commission on June 15, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

02918L100

(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary
American Realty Capital New York City REIT, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567

CALCULATION OF FILING FEE
Transaction Valuation:	Amount of Filing Fee:
$6,475,000 (a)	$806.14	(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), to purchase up to 500,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $8.1 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $12.95 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer,” copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO.

Item 10.    Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.

Item 12.    Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2018

American Realty Capital New York City REIT, Inc.

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated June 15, 2018
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Withdrawal
(a)(2)(A)	Current Report on Form 8-K filed with the SEC on June 15, 2018, incorporated herein by reference
(a)(2)(B)	Letter to Stockholders dated June 15, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on June 15, 2018)
(d)(A)	Agreement of Limited Partnership of New York City Operating Partnership, L.P., dated as of April 24, 2014 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on August 14, 2014)
(d)(B)	First Amendment to Agreement of Limited Partnership of New York City Operating Partnership, L.P., dated as of November 5, 2015 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on November 16, 2015)
(d)(C)	Amended and Restated Advisory Agreement, dated as of June 26, 2015, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on June 26, 2015)
(d)(D)	First Amendment to Amended and Restated Advisory Agreement, dated as of November 5, 2015, among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 15, 2016)
(d)(E)	Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on August 14, 2014)
(d)(F)	Amended and Restated Employee and Director Incentive Restricted Share Plan of American Realty Capital New York City REIT, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on November 13, 2017)
(d)(G)	Indemnification Agreement, dated as of December 31, 2014, between the Company and certain directors, officers and service providers (incorporated by reference to Exhibit 10.8 to the Company’s Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to Form S-11, as filed by the Company with the SEC on January 6, 2015)
(d)(H)	Indemnification Agreement, dated as of February 17, 2016, between the Company and Lee M. Elman (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K, as filed by the Company with the SEC on March 15, 2016)
(d)(I)	Indemnification Agreement between the Company and Katie P. Kurtz, dated as of November 13, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on November 13, 2017)
(d)(J)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, as filed by the Company with the SEC on August 12, 2016)
(d)(K)	Second Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on June 14, 2017)
(d)(L)	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Appendix A to the Company’s Registration Statement on Form S-3D, as filed by the Company with the SEC on May 22, 2015)
(d)(M)*	First Amendment, dated as of April 13, 2018, to Property Management and Leasing Agreement, dated as of April 24, 2014, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Properties, LLC
(d)(N)*	Property Management and Leasing Agreement, dated as of April 13, 2018, by and among New York City Properties, LLC and the other parties thereto

* Filed herewith.